FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Corporate governance publicly filed on March 31, 2010, by Panasonic Corporation (the registrant), with the Tokyo Stock Exchange. (English translation)

2.	News release issued on April 8, 2010, by the registrant, announcing that SANYO Electric Logistics Co., Ltd., a subsidiary of Panasonic, has made an upward revision of its forecast for the fiscal 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: April 16, 2010

[Translation]

Last updated on March 31, 2010

Panasonic Corporation

President: Fumio Ohtsubo

Contact: 06-6908-1121

Securities Code: 6752

http://panasonic.co.jp

[English website: http://panasonic.net]

The status of the Company’s corporate governance is as follows:

I.	Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information

1.	Basic Policy

Basic Policy of Corporate Governance

The Company’s corporate governance system is based on the Board of Directors, which is responsible for deciding important operational matters for the whole Group and monitoring the execution of business by Directors, and the Board of Corporate Auditors, which is independent from the Board of Directors. The Corporate Auditors and the Board of Corporate Auditors are responsible for auditing the performance of duties by Directors. The Company has established the following management system based on the implementation of autonomous management in each business domain and the Company’s corporate governance system.

Outline of Current System of Corporate Governance Mechanisms such as Execution of Business, Auditing and Monitoring, and Reason for Adoption of the System

The Company’s Board of Directors is composed of eighteen (18) directors, two (2) of whom are Outside Directors. In accordance with the Company Law and relevant laws and ordinances (collectively, the “Company Law”), the Board of Directors has ultimate responsibility for administration of the Company’s affairs and monitoring of the execution of business by Directors.

Under its basic philosophy “A company is a public entity of society,” the Company has long been committed to enhancing corporate governance, and was one of the first Japanese companies to invite Outside Directors to serve on its Board of Directors. The Company has two (2) Outside Directors, who are independent and do not have any conflict of interests in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint. The Company has an optimum management and governance structure tailored to the Group’s business domain-based organizational structure. Under this structure, the Company has empowered each of its business domain companies through delegation of authority. At the same time, the Company employs an Executive Officer System to provide for the execution of business at its various domestic and overseas Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. The Company has thirty (30) Executive Officers (excluding those who concurrently serve as Directors), which include Presidents of business domain companies, senior officers responsible for certain foreign regions and officers responsible for corporate functions of the headquarters.

In addition, the Company realigned the role and structure of the Board of Directors to ensure swift and strategic decision-making, as well as the optimum monitoring of Groupwide matters. Specifically, the Board of Directors concentrates on corporate strategies and the supervision of business domain companies, while Executive Officers handle responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of its business operations, the Company has opted to maintain a system where Executive Officers, who are most familiar with the specifics of their respective operations, take an active part in the Board of Directors. Furthermore, to clarify the responsibilities of Directors and create a more dynamic organization, the Company has limited the term of each Director to one year.

Pursuant to the Company Law, the Company has appointed Corporate Auditors and established a Board of Corporate Auditors, made up of Corporate Auditors. The Corporate Auditors and Board of Corporate Auditors monitor the status of corporate governance and keep abreast of the day-to-day activities of management, including the Board of Directors. The Company has five (5) Corporate Auditors, including three (3) Outside Corporate Auditors. All three (3) Outside Corporate Auditors are independent and do not have any conflict of interests in light of relationships between the Company and the Outside Corporate Auditors or other entities or organizations to which the Outside Corporate Auditors belong and therefore may enhance and strengthen the effectiveness of audits performed by Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint. Additionally, the Company elected Corporate Auditors who have substantial finance and accounting knowledge. Corporate Auditors participate in the general meetings of shareholders and Board of Directors’ meetings, and have legal authority to receive reports from Directors, Executive Officers, employees and accounting auditors. Full-time senior auditors also attend important meetings and conduct checks in order to ensure effective monitoring. To augment internal auditing functions in the Group, the Company has assigned ten (10) non-statutory full-time senior auditors at internal division companies to assist in audits by Corporate Auditors. The Company also inaugurated regular Panasonic Group Auditor Meetings (comprising a total of eighteen (18) full-time senior auditors and non-statutory full-time senior auditors from the Company’s main subsidiaries) chaired by the Chairman of the Board of Corporate Auditors of the Company to enhance collaboration among the Company’s Corporate Auditors, non-statutory full-time senior auditors of internal division companies and corporate auditors of the Group companies. In addition, as part of their audit duties, Corporate Auditors maintain close contacts with the Internal Audit Group, which performs business audits and internal control audits, to ensure the efficiency of audits. Moreover, in order to enhance the effectiveness of the audits conducted by Corporate Auditors and ensure the smooth implementation of audits, the Company has established a Corporate Auditor’s Office with a full-time staff of five (5) under the direct control of the Board of Corporate Auditors.

The Company has entered into an audit agreement with KPMG AZSA & Co. and has been subject to its accounting audits. The names of the certified public accountants who performed the accounting audits are as follows:

Names of Certified Public Accountants Who Performed the Accounting Audits

Designated and Engagement Partner: Masahiro Mekada

Designated and Engagement Partner: Takashi Kondo

Designated and Engagement Partner: Tsuyoshi Takeuchi

The Company’s Policy on the Independence of Outside Directors and Outside Corporate Auditors

The Company makes its decisions concerning independence of Outside Directors in terms of whether the Outside Directors do not have any conflict of interests in light of relationships between the Company and the Outside Directors or other entities or organizations to which the Outside Directors belong and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Furthermore, the Company makes its decisions concerning independence of Outside Corporate Auditors in terms of whether the Outside Corporate Auditors do not have any conflict of interests in light of relationships between the Company and the Outside Corporate Auditors or other entities or organizations to which the Outside Corporate Auditors belong and therefore may enhance and strengthen the effectiveness of the audits performed by Corporate Auditors on the execution of business by Directors, from an objective and neutral standpoint.

2.	Capital Structure

[Major Shareholders]	As of March 31, 2009

Name	Share ownership (in shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	132,211,400	5.38
Moxley & Co.	122,865,684	5.00
Japan Trustee Services Bank, Ltd. (trust account)	118,812,000	4.84
Japan Trustee Services Bank, Ltd. (trust account 4G)	113,446,100	4.62
Nippon Life Insurance Company	67,000,755	2.73
Sumitomo Mitsui Banking Corporation	57,024,846	2.32
Panasonic Employee Shareholding Association	37,151,412	1.51
Mitsui Sumitomo Insurance Co., Ltd.	35,105,000	1.43
State Street Bank and Trust Co.	33,399,986	1.36
Sumitomo Life Insurance Co.	31,382,000	1.27

3.	Corporate Attributes

Stock exchange and section:	Tokyo Stock Exchange, First Section; Osaka Securities Exchange, First Section; and Nagoya Stock Exchange, First Section

Fiscal year end:	March

Line of business:	Electronic equipment

Number of employees (consolidated):	Not less than 1,000

Sales (consolidated):	Not less than JPY 1 trillion

Parent company:	N/A

Number of consolidated subsidiaries:	Not less than 300

4.	Other Special Circumstances That May Materially Affect Corporate Governance

While the Company owns four (4) listed consolidated subsidiaries, it respects each subsidiary’s autonomous management.

II.	Status of Corporate Governance System Including Management Control System for Managerial Decision-making, Execution and Monitoring

1.	Matters Concerning the Organizational Structure, Operations of the Organization, Etc.

Organizational form:	Company with Corporate Auditors

[Matters Related to Directors]

Chairman of the Board of Directors:	Chairman (excluding the case where the Chairman concurrently serves as President)

Number of Directors: [updated]	18

Election of Outside Directors:	Elected

Number of Outside Directors:	2

Relationship with the Company (1)

Name	Attribute	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Ikuo Uno	From other company				°				°

Masayuki Oku	From other company				°	°			°

*1	Explanatory notes to “Relationship with the Company”:
a:	From the parent company
b:	From other affiliated company
c:	A major shareholder of the Company
d:	Concurrently serving as an outside director or an outside corporate auditor of other company
e:	Serving as an executive director, executive officer, etc. of other company
f:	A spouse, relative within the third degree or its equivalent of an executive director, executive officer, etc. of the Company or a company having special relationships with the Company
g:	Receiving remuneration or other financial benefit as an officer of the Company’s parent company or a subsidiary of the parent company
h:	A liability limitation agreement has been executed between the subject person and the Company
i:	Other

Relationship with the Company (2)

Name	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Director
Ikuo Uno	Designated as an independent director

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Ikuo Uno does not have any conflict of interests in light of relationships between the Company and Mr. Uno or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Masayuki Oku	Designated as an independent director

(Reason for Election as an Outside Director)

His extensive managerial experience and his deep insight can be brought to the management of the Company.

(Reason for Designation as an Independent Director)

Mr. Masayuki Oku does not have any conflict of interests in light of relationships between the Company and Mr. Oku or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the monitoring performed by the Board of Directors on the execution of business by Directors from an objective and neutral standpoint.

Matters Concerning Other Major Activities of Outside Directors

Ikuo Uno: Attended ten (10) out of twelve (12) regular meetings of the Board of Directors held during the period from April 2008 to March 2009 (Did not attend one (1) special meeting), and made appropriate remarks in hearings of bills.

Masayuki Oku: Attended nine (9) out of ten (10) regular meetings of the Board of Directors following his election on June 26, 2008 (Did not attend one (1) special meeting due to a possible special conflict of interest), and made appropriate remarks in hearings of bills.

[Matters Related to Corporate Auditors]

Whether or not a Board of Corporate Auditors was established:	Established

Number of Corporate Auditors:	5

Cooperation Between Corporate Auditors and Accounting Auditors

Corporate Auditors and the Board of Corporate Auditors regularly hold meetings with Accounting Auditors in order to receive an overview of Accounting Auditors’ audit plan; to receive explanations on the status of the internal control system known to Accounting Auditors, risk evaluation and items that Accounting Auditors’ audits focus on; and to exchange opinions. In addition, it is provided in the Audit Standards for Corporate Auditors that, in cases where Corporate Auditors receive a report from Accounting Auditors at a meeting of the Board of Corporate Auditors to the effect that an improper act or material fact that violates laws and ordinances or articles of incorporation was detected with respect to the Directors’ or Executive Officers’ execution of business, then the Corporate Auditors shall take necessary measures after deliberations, such as conducting a necessary investigation and giving advice or a recommendation to the Directors or Executive Officers.

Cooperation Between Corporate Auditors and the Internal Audit Group

Corporate Auditors make efforts to perform efficient audits by maintaining close contacts with the Internal Audit Group and other sections in executing an investigation of the Company’s business and financial situation and other duties. In addition, Corporate Auditors regularly receive from the Internal Audit Group or other sections a monthly report regarding the status involving the internal control system, the result of audits, etc. Corporate Auditors may request an investigation if necessary.

Election of Outside Corporate Auditors:	Elected

Number of Corporate Auditors:	3

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*1)
		a	b	c	d	e	f	g	h	i
Yasuo Yoshino	From other company								°
Ikuo Hata	Attorney-at-law								°
Hiroyuki Takahashi	Other				°				°

*1	Explanatory notes to “Relationship with the Company”:
a:	From the parent company
b:	From other affiliated company
c:	A major shareholder of the Company
d:	Concurrently serving as an outside director or an outside corporate auditor of other company
e:	Serving as an executive director, executive officer, etc. of other company
f:	A spouse, relative within the third degree or its equivalent of an executive director, executive officer, etc. of the Company or a company having special relationships with the Company
g:	Receiving remuneration or other financial benefit as an officer of the Company’s parent company or a subsidiary of the parent company
h:	A liability limitation agreement has been executed between the subject person and the Company
i:	Other

Relationship with the Company (2)

Name	Supplemental Information Related to the Applicable Item	Reason for Election of Relevant Outside Corporate Auditor
Yasuo Yoshino	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Yasuo Yoshino does not have any conflict of interests in light of relationships between the Company and Mr. Yoshino or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the audits performed by the Board of Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

Ikuo Hata	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Ikuo Hata does not have any conflict of interests in light of relationships between the Company and Mr. Hata or other entities or organizations to which he belongs and therefore may enhance and strengthen the effectiveness of the audits performed by the Board of Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

Hiroyuki Takahashi	Designated as an independent corporate auditor

(Reason for Election as an Outside Corporate Auditor)

His extensive experience and his deep insight can be brought to the audits of the Company.

(Reason for Designation as an Independent Corporate Auditor)

Mr. Hiroyuki Takahashi does not have any conflict of interests in light of relationships between the Company and Mr. Takahashi or other entities or organizations to which he belongs and therefore enhance and strengthen the effectiveness of the audits performed by the Board of Corporate Auditors on the execution of business by Directors from an objective and neutral standpoint.

Matters Concerning Other Major Activities of Outside Corporate Auditors

Yasuo Yoshino: Attended all of the twelve (12) regular meetings of the Board of Directors held during the period from April 2008 to March 2009 (Also attended one (1) special meeting of the Board of Directors), and made appropriate remarks in hearings of bills. In addition, he attended all of the thirteen (13) meetings of the Board of the Corporate Auditors held during that period and actively made appropriate remarks grounded on his outside experience and expertise.

Ikuo Hata: Attended all of the twelve (12) regular meetings of the Board of Directors held during the period from April 2008 to March 2009 (Also attended one (1) special meeting of the Board of Directors), and made appropriate remarks in hearings of bills. In addition, he attended all of the thirteen (13) meetings of the Board of the Corporate Auditors held during that period and actively made appropriate remarks grounded on his outside experience and expertise.

Hiroyuki Takahashi: Attended all of the twelve (12) regular meetings of the Board of Directors held during the period from April 2008 to March 2009 (Also attended one (1) special meeting of the Board of Directors), and made appropriate remarks in hearings of bills. In addition, he attended all of the thirteen (13) meetings of the Board of the Corporate Auditors held during that period and actively made appropriate remarks grounded on his outside experience and expertise.

[Matters Related to Incentives]

Status of implementation of incentive programs for Directors	Not implemented.

Supplementary Information Related to the Relevant Item

The amounts of remuneration and bonuses of Directors are linked to individual performance based on CCM, sales and CO2 emissions (an environmental management indicator). By implementing this new performance evaluation criteria based on shareholder interests, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Group as a whole.

(Note) CCM (Capital Cost Management) is an indicator created by the Company to evaluate return on capital.

Persons eligible to receive stock options

Supplementary Information Related to the Relevant Item

N/A

[Matters Related to Remuneration for Directors]

Disclosure measures	Securities Report and Business Report

Status of disclosure	Aggregate amount of compensation of all Directors has been disclosed.

Supplementary Information Related to the Relevant Item

The aggregate amounts of remuneration for Directors and Corporate Auditors during the fiscal year ended in March 2009 were 966 million yen and 88 million yen, respectively. The aggregate amount of remuneration for Outside Directors and Outside Corporate Auditors was 20 million yen, which is included in the above amounts.

[Matters Related to Supporting System for Outside Directors (Outside Corporate Auditors)]

The corporate staff, who is in charge of the Board of Director in the General Affairs Group of the headquarters, sends materials of agendas and operation reports for meetings of the Board of Directors to the Outside Directors by emails in order for them to examine the materials in advance and recognize contact information for further details.

In addition, the Corporate Auditor’s Office supports the performance of the duties of Outside Corporate Auditors, through, among others, prior explanation of the agenda of meetings of the Board of Directors and the Board of Corporate Auditors. The Corporate Auditor’s Office is composed of five (5) full-time staff members and serves as an administration office for the Corporate Auditors and the Board of Corporate Auditors.

2.	Matters Concerning Functions of Execution of Business, Audit and Monitoring, Nomination and Determination of Remuneration, etc.

With respect to the execution of business, and audit and monitoring, etc., please see “1. Basic Policy” in “Basic Policy of Corporate Governance, Capital Structure, Corporate Attributes and Other Basic Information” and “Reference: Diagram” at the end of this document.

The maximum total amounts of remuneration for Directors and Corporate Auditors of the Company are respectively determined by a resolution at a general meeting of shareholders, whereby shareholders may monitor the remuneration for Directors and Corporate Auditors. The remuneration amount for each Director is determined by the Company’s Representative Directors who have been delegated by the Board of Directors to make such determination based on a certain standard, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

The amounts of remuneration and bonuses of Directors are linked to individual performance based on CCM, sales and CO2 emissions (an environmental management indicator). By implementing this new performance evaluation criteria based on shareholder interests, the Company intends to promote continuous growth and enhance profitability on a long-term basis for the Group as a whole.

In order to realize a remuneration system with a high level of transparency and acceptability, the Company terminated retirement benefits for Directors and Corporate Auditors in June 2006.

III.	Status of Implementation of Measures Relating to the Shareholders and Other Stakeholders

1.	Status of Efforts for Revitalization of General Meetings of Shareholders and Facilitation of Exercise of Voting Rights

Supplemental Information
Early delivery of convocation notice of a general meeting of shareholders	The Company uses its efforts to promptly send convocation notices of a general meeting of shareholders in order to enable the shareholders to exercise their voting rights after they carefully review business conditions of the Group and details of meeting agendas. Since 2001, the Company has issued notices four (4) weeks prior to the meetings.

Fixing the date for general meetings of shareholders by avoiding dates on which other companies hold their general meetings of shareholders	Since the 2006 general meeting of shareholders, the Company has held a general meeting of shareholders on a date other than dates on which other companies hold their general meetings of shareholders in order to make the general meetings of shareholders more open to its shareholders.

Exercise of voting rights by electromagnetic method	In light of shareholders’ convenience in exercising voting rights, the electronic voting system was introduced in 2002 and electronic voting via cellular telephones has been made available since 2005. In addition, the use of ICJ Inc.’s platform for electronic exercise of voting rights has been made available since 2007.

Others

The Company endeavors to prepare a convocation notice that is easy for the shareholders to understand and provides a glossary in a convocation notice.

For the convenience of the shareholders, the Company has posted the full text of convocation notices as well as English translations thereof on the Company’s website.

The Company has produced an introductory video of the Company and presents such video before the start of the general meetings of shareholders in order for the shareholders to gain a better understanding of the business of the Group.

The Company creates high-definition images of the contents of business reports and meeting agendas in order for the shareholders to gain a better understanding of matters to be reported and resolved at a general meeting of shareholders.

The Company conducts a questionnaire-type survey among the shareholders who are present at the general meetings of shareholders in order to reflect opinions of the shareholders on the management of future general meetings of shareholders.

The Company simultaneously broadcasts general meetings of shareholders in high-definition video at venues in Tokyo and Nagoya so as to disclose information to shareholders who reside in distant places and find it difficult to attend the meetings.

In addition, the Company makes available, for a certain period of time, on its website, the introductory video of the Company, the visual materials that are used to report matters to be reported and the visual reports of the future efforts from President of the Company.

The venue of the general meetings of shareholders was changed to the Osakajo Hall in 2009 because a larger number of shareholders were expected to attend the meeting due to the change of number of shares constituting a unit.

2.	Status of Activities Pertaining to Investor Relations

	Supplemental Information	Explanations by Representative directors in person
Conferences for individual investors held on a regular basis	The Company participates in conferences for individual investors (including conferences for sales people of brokerage firms) held by brokerage firms. The Company hosted a conference in February 2009.	Yes

Conferences for analysts and institutional investors held on a regular basis

The Company holds conferences with respect to financial results every quarter.

In addition to the above, the Company holds conferences for domestic analysts and institutional investors concerning, among others, business strategies for each business domain.

Yes

Conferences for foreign investors held on a regular basis	The Company holds conferences concerning financial results and business strategies a few times per year. The Company’s President actively participates in investor relations meetings held overseas.	Yes

Investor relations materials disclosed on the Company website

With respect to contents of financial results and business reports, the Company makes available brief reports of financial results (kessan tanshin) and presentation materials with scripts, both in Japanese and English, on its website. In addition, the Company has endeavored to operate a convenient investor relations site for investors that contains business reports, annual reports, fact books and others.

http://panasonic.co.jp/ir (Japanese)

http://panasonic.net./ir (English)

Yes

A section/person designated to take a charge of investor relations	A well-developed system has been established through, among others, having a specialized section in the Corporate Finance & IR Group and also having a person responsible for and in change of investor relations for each business domain.

Others	The Company issues reports intended for shareholders mainly in order for shareholders to gain a better understanding of the business of the Company. The Company changed the number of shares constituting a unit from one thousand (1,000) shares to one hundred (100) shares as of February 1, 2009 in order to create an environment where investors can invest more easily and to expand individual investors.

3.	Status of Efforts to Respect the Position of Stakeholders

Supplemental Information
Provision concerning respect for stakeholders’ position under the internal rules or others	It is set forth in the “Panasonic Code of Conduct”. http://panasonic.co.jp/company/philosophy/conduct/ [English website: http://panasonic.net/corporate/philosophy/code/]

Implementation of environmental conservation activities, corporate social responsibility (CSR) activities, and similar activities	The details are described in the sustainability report. http://panasonic.co.jp/csr/ [English website: http://panasonic.net/csr/]

Formulation of policies for provision of information to stakeholders	It is set forth in the “Panasonic Code of Conduct”. http://panasonic.co.jp/company/philosophy/conduct/ [English website: http://panasonic.net/corporate/philosophy/code/]

IV.	Basic Policy on Internal Control Systems and Status of the Development of the System

The Company’s Board of Directors has determined the Company’s basic policy regarding the development of internal control systems and the status of the development as outlined below. It was decided at the Board of Directors’ meeting held on July 29, 2008 that this basic policy should be retained. The details are as follows:

1.	Basic Policy Regarding Development of Internal Control Systems

(1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

(2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

(3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

(4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

(5)	System for ensuring legitimacy of the execution of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s policy regarding compliance. The Company shall also ensure legitimacy of the execution of duties by employees by developing effective monitoring systems.

(6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

(7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

(8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

(9)	System for ensuring the properness of operations of the Group

The Company shall ensure that the Group companies follow the management policy and management philosophy of the Company and the basic policy in (1) through (8) above in order to ensure the proper execution of businesses for the Group as a whole, while at the same time respecting the Group companies’ autonomous management.

2.	Status of Development

(1)	System for ensuring legitimacy of the execution of duties by Directors

The Company established internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a management committee and a non-statutory full-time senior auditor at each internal division company corresponding to the Board of Directors and the Corporate Auditors at the Company, respectively.

(2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the Secretariat of the Board of Directors. The records of final decisions by the President are also retained permanently by the department in charge.

(3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

(4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the mid-term management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

(5)	System for ensuring legitimacy of the execution of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing operational and internal control audits, operating the corporate whistleblower hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and conducting various activities including the operations of the corporate compliance committee.

(6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

(7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

(8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Panasonic Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of internal division companies and the Corporate Auditors of the Company’s main subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

(9)	System for ensuring properness of operations of the Group

The Company established the Panasonic Code of Conduct, and it also exercises the rights of shareholders of the Group companies and dispatches Directors and Corporate Auditors to the Group companies. In addition, the Company established the approval procedures of final decisions of material matters, and established the function-related regulations across the Group. Moreover, the Company conducts a regular audit on its business operation and internal control by the internal auditing group, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

Moreover, the framework described above ensures that operations are proper, enabling the Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as defined in the Company Law of Japan.

Furthermore, the Company considers compliance with laws and ordinances as well as corporate ethics, to be the foundation of its business, and has described this principle in the Panasonic Code of Conduct. The Company also stated in the code the prevention of relationships with antisocial forces, and developed a management system to prevent any relationships with antisocial forces, as described below:

(1)	Status of establishment of the department overseeing measures against antisocial forces and the persons-in-charge for preventing undue claims

The Company thoroughly prevents any relationships with antisocial forces by developing a management system across the Group, mainly through the Panasonic Group Business Conduct Committee, by establishing the department overseeing measures against antisocial forces to take measures against antisocial forces and by assigning persons-in-charge for preventing undue claims.

(2)	Status of cooperation with external professional organizations

In order to promptly take measures against antisocial forces, the Company, on a daily basis, cooperates closely with the National Center for the Elimination of Boryokudan, the police station under its jurisdiction, the association for corporate defense, attorneys and other people, mainly through the department overseeing measures against antisocial forces.

(3)	Status of collection and management of information on antisocial forces

The Company developed a system to enable relevant information to be concentrated at the department overseeing measures against antisocial forces. Also, the Company endeavours to collect information from the external professional organizations and to keep every Group company informed of the information. The information is properly managed in accordance with laws and ordinances as well as the Company’s internal regulations.

(4)	Status of development of manual for countermeasures

The Company developed a manual for countermeasures to eliminate antisocial forces and delivered it to the Group companies. The Company endeavours to cause all Group companies to respond systematically, according to the procedures in the manual for countermeasures.

(5)	Status of implementation of training activities

The Company, mainly through the department overseeing measures against antisocial forces, promotes awareness activities within the Group to prevent the formation of relationships with antisocial forces, illegal payoffs, any acts that violate the principle of equality among customers and any other improper acts, by inviting outside instructors and regularly holding training workshops on the elimination of antisocial forces against corporations.

Reference: The attached sheet at the end

V.	Others

1.	Matters Concerning Takeover Defense

(1)	Basic Policy

Since its establishment, the Company has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the wellbeing of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, the Company will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

The Company has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is the possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may seriously damage corporate value and shareholder interest. In this event, the Company may take reasonable and appropriate countermeasures in order to protect the legitimate interests of all shareholders.

(2)	Measures to Realize Basic Policy

1)	Specific measures to realize basic policy

The Company’s mid-term management plan, GP3 Plan, which runs from the fiscal year ended in March 2008 to fiscal year ended in March 2010, is based on the fundamental concept of delivering steady growth with profitability. Under this plan, the Company has implemented a range of measures to achieve the targets of ¥10 trillion in sales, representing growth, and ROE of 10%, measuring capital efficiency. Although achieving these targets has been made difficult by the sizable impact of the worldwide recession triggered by the financial crisis, the Company will make effort to move toward the goal and turn to the post-GP3 plan.

In terms of concrete measures, the Company will concentrate management resources on its strategic businesses, while actively pursuing manufacturing of more competitive products based on its unique technologies. Moreover, in order to reinforce management structures, the Company will rigorously reduce costs and curb total assets by reducing inventories. In addition, the Company sees “reducing the environmental load of all business activities” as “being just as important as steady growth with profitability”. Accordingly, the Company will accelerate environmental sustainability management with a focus on reducing CO2 emissions at all manufacturing sites around the world.

The Company also strives to maximize its corporate value by proactively utilizing cash flows generated by business activities for acquiring intellectual property rights, conducting M&As and other purposes.

2)	Measures based on the basic policy to prevent control by inappropriate parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares (the “Large-scale Purchase Rule”) called the Enhancement of Shareholder Value Plan (the “ESV Plan”). The ESV Plan has continued to be adopted at the Board of Directors’ meetings in April (in the case of the year 2008, April 28) of each subsequent year reaffirming the basic thinking behind the plan. At the May 15, 2009 meeting of the Board of Directors, the ESV Plan was approved again.

With respect to a Large-scale Purchaser (a “Large-scale Purchaser”) who intends to acquire 20% or more of all voting rights of the Company (the “Large-scale Purchase”), this policy requires that (i) the Large-scale Purchaser provide sufficient information, such as the outline of the Large Scale Purchaser, the purposes or details of the Large Scale Purchase, the basis for determination of the purchase price, the grounds of funds for purchase, and the Company’s management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before the Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors be allowed a sufficient period of time (a sixty (60)-day period or a ninety (90)-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase, from the perspective of the interests of the all shareholders, based on the information provided on such purchase and to disclose the opinions after carefully coordinating opinions of the Board of Directors. The Board of Directors will provide any information necessary to assist shareholders in making their decisions, and negotiate with the Large-scale Purchaser to improve conditions of the Large-scale Purchase or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the Large-scale Purchase Rule, the Company’s Board of Directors may take countermeasures against the Large-scale Purchase to protect the interests of all shareholders. The Countermeasures include the implementation of stock splits, issuance of stock acquisition rights (including allotment of stock acquisition rights without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law in Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase Rule, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders the Company will issue one (1) stock acquisition right for every share held by shareholders on a specified record date. One (1) share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire stock acquisition rights by swapping the Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rule. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations.

The term of office of all directors is one (1) year, and they are elected at the annual general meeting of shareholders in June. The Company’s Board of Directors intends to review the ESV Plan, as necessary, for reasons including amendments to applicable legislation.

Further details of the ESV Plan have been released in “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV plan]” dated May 15, 2009. For the entire press release, please see the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/jn090515-1/jn090515-1.html

[English press release: http://panasonic.co.jp/corp/news/official.data/data.dir/en090515-9/en090515-9-1.pdf]

(3)	Evaluation of Measures by the Board of Directors and Rationale for Evaluation

The Company’s current mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposal, and providing the opportunity for alternative proposals to be submitted. Consequently, these measures, in accordance with Basic Policy described in item (1), are intended to protect the interests of all the Company’s shareholders.

(Reference)	Outline of issuance of stock acquisition rights (In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1.	Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One (1) stock acquisition right shall be granted to a shareholder, per one (1) share held by such shareholder (excluding the shares held by the Company as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, the Company may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition rights, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2.	Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one (1) stock acquisition right shall be one (1) share.

3.	Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to five (5) billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of five (5) billion stock acquisition rights to be issued in total.

4.	Payment amount of each stock acquisition right in the case of item 1, (i) above:

No payment is required.

5.	Price of assets to be contributed upon exercise of each stock acquisition right:

The price of assets to be contributed upon exercise of a stock acquisition right shall be one (1) Japanese yen or more to be determined by the Board of Directors.

6.	Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7.	Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or holding of shares and other securities of the Company by the person or the company does not conflict with the benefit of all shareholders of the Company) from exercising stock acquisition rights. The details shall be otherwise determined by the Board of Directors.

8.	Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the Company may repurchase stock acquisition rights that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one (1) share of common stock per one (1) stock acquisition right to each of the holders thereof.

2.	Matters Concerning Other Corporate Governance Systems, etc.

N/A

<Reference>

Corporate Governance Structure

FOR IMMEDIATE RELEASE
Media Contacts: Akira Kadota (Japan) International PR (Tel: +81-3-6403-3040) Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205)	Investor Relations Contacts: Makoto Mihara (Japan) Investor Relations (Tel: +81-6-6908-1121)

Panasonic Announces Subsidiary Forecast Revision

-SANYO Electric Logistics Co., Ltd.-

Osaka, Japan, April 8, 2010 – Panasonic Corporation (Panasonic [NYSE: PC]) today announced that SANYO Electric Logistics Co., Ltd., a subsidiary of Panasonic, has made an upward revision of its forecast for the fiscal 2010. (FY2010; for the period from April 1, 2009 through March 31, 2010)

There shall be no effect on Panasonic’s consolidated financial outlook for fiscal 2010.

For further detail, please see the attached.

FOR REFERENCE

SANYO Electric Logistics Co., Ltd.

Announcement of Upward Forecast Revision for Fiscal 2010

and Loss on Revaluation of Investments in Securities

Tokyo, April 8, 2010 – SANYO Electric Logistics Co., Ltd. (SANYO Logistics [JASDAQ: 9379]) has revised its forecast for the fiscal 2010 (FY2010; for the period from April 1, 2009 through March 31, 2010) announced on April 23, 2009.

SANYO Logistics also announced that the loss on revaluation of investment in securities, which have faced significant decline in fair value and are not expected to recover in this term, will be recorded in its FY2010 results.

1.	Forecast Revision for Consolidated Financial Results (From April 1, 2009 through March 31, 2010)

	Operating revenue	Operating income	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen
Previous Forecast (A)	37,400	1,360	1,360	730	71.29
Current Forecast (B)	38,100	2,200	2,220	970	94.73
Difference (B-A)	700	840	860	240	—
Difference (%)	1.9%	61.8%	63.2%	32.9%	—
<For Reference>
FY2009 ended March 31, 2009	36,940	1,473	1,523	676	65.75

2.	Forecast for Parent Company Financial Results (From April 1, 2009 through March 31, 2010)

	Operating revenue	Operating income	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen
Previous Forecast (A)	36,900	1,100	1,100	600	58.59
Current Forecast (B)	37,500	1,780	1,820	740	72.27
Difference (B-A)	600	680	720	140	—
Difference (%)	1.6%	61.8%	65.5%	23.3%	—
<For Reference>
FY2009 ended March 31, 2009	36,501	1,105	1,166	479	46.57

2

3.	Reasons for Revision

Despite visible signs of market stabilization, the severe business environment continued in the logistics industry with weak consumer spendings. Thanks to the government’s “eco-point” economic stimulus program, logistics volume recovered in the logistics business for consumer electronics products, which is the Company’s main business. The operating revenue, however, has experienced only a slight increase primarily due to an effect of deflation. Regarding earnings, profits are expected to exceed the previous forecast, due to the improvement of warehouse operations and effects of strengthened cost-competitiveness efforts such as transportation cost reduction. As a result, the Company revised the forecast for FY2010 upward.

In addition, the net income for the term, as listed in the below table, “4. Loss on Revaluation of Investments in Securities for FY2010”, is expected to exceed the previous forecast, although the Company incurred losses on revaluation of investments in securities due to the sudden downturn in economic conditions and the delay in recovery for the market.

4.	Loss on Revaluation of Investments in Securities for FY2010

	(Unit; Millions of yen)

	Parent	Consolidated
(A) Amount of loss on revaluation of investments in securities for the 3rd quarter of FY2010 (from January 1, 2010 through March 31, 2010)	454	454
(a) Amount of loss on revaluation of investments in securities for FY2010	454	454
(b) Amount of loss on revaluation of investments in securities for recent nine month (from April 1, 2009 through December 31, 2009)	—	—

*	The Company uses reversal method in which fair value adjustments are reversed on a quarterly basis to value investment securities.
*	A fiscal year for SANYO Logistics is from April 1 through March 31.

3

Ratio against the net asset amount, ordinary profit, net profit

		(Unit; Millions of yen)

	Parent	Consolidated
(B) Net asset amount as of March 31, 2009	11,781	12,327
(A / B x 100)	3.9%	3.7%
(a / B x 100)	3.9%	3.7%
(C) Operating profit for FY2009, ended March 31, 2009	1,166	1,523
(A / x 100)	38.9%	29.8%
(a / C x 100)	38.9%	29.8%
(D) Average of net profit for latest five fiscal year	824	938
(A / D x 100)	55.1%	48.4%
(a / D x 100)	55.1%	48.4%

Notice Related to Future Outlook

All statements in this release are based on management judgments in light of information currently available. Therefore, SANYO Electric Logistics Co., Ltd cannot guarantee the accuracy and reliability of this information, and requests that you should not rely on this information alone.

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